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March 1, 2005

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05006220

Securities and Exchange C
Office of International Cor
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U.S.A.


RECD S.E.C.
MAR 2 - 2005
1086

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated January 27, 2005 announcing AGF's issuance of 400 million euros of deeply subordinated notes; (ii) a press release dated February 3, 2005 announcing AGF's premium income; (iii) a press release dated February 15, 2005 announcing AGF's contribution of 10 million euros to the European Carbon Fund; and (iv) a press release dated February 21, 2005 announcing AGF's preliminary results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

Very truly yours,

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France


AGF



File No. 82-4517

Paris, 27 January 2005

PRESS RELEASE

AGF has issued 400 mn euros of deeply subordinated notes

AGF has issued 400 mn euros of perpetual deeply subordinated notes targeted at French and Belgian investors. The notes pay an annual coupon of 4.625%, corresponding to a spread of 107.2 basis points vs Bund.

This deeply subordinated debt will replace senior debt. In this way, the Group optimises its financing structure while strengthening its consolidated solvency margin which stood at 207% at 30 June 2004.

This issue which combines the features of a Tier 1 instrument and the treatment "Basket C" from the rating agency Moody's is an innovative tool. S&P has confirmed that it will be considered as quasi-equity, both for AGF and Allianz.

AGF is pleased with the optimal market terms of the issue, in particular the historically low interest rates and low credit spreads.

Excluding banking activities, AGF's subordinated debt totalled 1,150 mn euros as of 31/12/03, including 450 mn euros maturing in 2020 (repayable from 2010) and 700 mn euros maturing in 2022 (repayable from 2012). Following this transaction, subordinated indebtedness now totals 1,550 mn euros.

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Jean-Yves Icole 33 (0)1 44 86 44 19 jean-yves.icole@agf.fr
Patrick Lalanne 33 (0)1 44 86 37 64 patrick.lalanne@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr
Anne-Sandrine Cimatti 33 (0)1 44 86 6745 cimatti@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues,

and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.


AGF

Paris, 3 February 2005

PRESS RELEASE – 2004 PREMIUM INCOME

Total 2004 revenue up 2.3% to €17.3bn*
Insurance premium income up 2.5% to €16.8bn*

Premium income from life & health up 6.5% to €7.5bn*
Premium income from property & casualty down 2.2% to €6.9bn*

Highlights

In 2004, AGF achieved its profitable growth targets and posted a good Q4, which augurs well for the future

- FRANCE
  - **Life & Financial Services: Total savings inflows** up 22.8%**
    Growth targets achieved owing to Q4 sales momentum. Premium income from individual life up 6.3%.
  - **Health & Group: up 3.6%**
    Reasonable growth, thanks to rigorous underwriting measures.
  - **Property & Casualty: down 4.1%**
    Profitability maintained and portfolios consolidated.

- INTERNATIONAL
  - **Life & Health: up 7.3%***
    Robust growth in Europe with a double-digit advance in Belgium and Spain.
  - **Property & Casualty: up 2.0%***
    Robust sales performance in Spain and South America.

- ASSISTANCE: up 10.3%
  Return to healthy growth.

- CREDIT INSURANCE: up 3.4%*
  Significant uptick in premium income in Q4.

* *Comparable data: at constant exchange rates (2004 premium income was calculated at the exchange rates prevailing at 31.12.2003) and proforma (2004 premium income was compared to that of 2003 using the 31.12.2004 scope of consolidation).*
** *Total savings inflows consist of premium income from individual life insurance plus net inflows to financial products (mutual funds, "innovation" funds (FCPI), etc.)*

For more financial, strategic and institutional information on the AGF Group, visit our web site at http://www.agf.fr

2004 HIGHLIGHTS

AGF posted a very good fourth quarter, particularly in life insurance generated by French general agents and in Belgium, as well as in credit insurance. Through this performance, AGF has successfully completed, as projected when half-year 2004 results were announced, the first stage in its strategy of reasonable growth in France and abroad. This strategy aims to combine growth and profitability.

Robust growth in the Life and Financial Services division

- AGF has achieved the goals it set for itself. **Total savings inflows**[1] **advanced 22.8%, and premium income from individual life insurance rose by 6.3% with unit-linked products accounting for 32% of the total.** These results were all the more satisfying in that they came during a **crucial year in the reorganisation of the division and the sales networks**. In **Q4**, life insurance returned to **solid growth (7.8%)**, due in particular to the **general agents' very encouraging performance (up 40.4%).**

Profitable growth in health and group insurance

- Premium income from **health and group insurance reflected the strategy of improving operating profitability: rate increases and coverage adjustments in health insurance, refocusing on the most profitable policies in borrower's insurance and in group pensions.** Premium income from these lines **rose 3.6%** in 2004.

Selective growth in property & casualty insurance

- 2004 was characterised by a very homogeneous quarter-to-quarter trend. AGF posted **growth in its SME lines** and **consolidation in individual risks. In large risks, AGF maintained its policy of preserving profitability**. This weighed heavily on premium income, which **declined by 4.1%.**

International

- In Europe and South America, AGF posted trends comparable to those in France: **strong sales in life & health insurance and slight growth in property & casualty. Belgium in particular had an excellent Q4, with growth of 27% in life & health insurance.**

Assistance and Credit Insurance

- AGF experienced **robust growth throughout the year in assistance and travel insurance.** In **credit insurance**, premium income regained momentum in **Q4, principally in Europe**, posting growth of **11.3%.**

On a comparable basis, premium income rose 2.3%. The business volume of subsidiaries that exited the scope of consolidation during 2004 (including Entenial, AGF Belgium Bank, the Brazilian and Chilean life insurance activities and the health insurance portfolio of Zwolsche) **totalled €1,305mn in 2004.** Without adjusting for these changes, premium income declined by 5.1%.

---

[1] Total savings inflows consist of premium income from individual life insurance plus net inflows to financial products (mutual funds, "innovation" funds (FCPI), etc.)

2004 consolidated premium income

in millions of euros	2004	2003[b]	% chg. 04/03	% chg. proforma and at const. FX
France	**9 745**	**9 625**	**1.2%**	**1.2%**
Life & health [a]	*5 667*	*5 335*	*+6.2%*	*+6.2%*
Property & casualty	*4 078*	*4 290*	*-4.9%*	*-4.9%*
Outside France	**4 633**	**4 654**	**-0.4%**	**4.0%**
Life & health [a]	*1 839*	*1 870*	*-1.7%*	*7.3%*
Property & casualty	*2 795*	*2 784*	*0.4%*	*1.9%*
Assistance	**532**	**483**	**10.1%**	**10.3%**
Credit insurance	**1 849**	**1 783**	**3.7%**	**3.4%**
Consolidated premium income	**16 759**	**16 546**	**1.3%**	**2.5%**
Other businesses	**32**	**33**	**-4.8%**	**-4.8%**
Banking and financial activities	**550**	**1 698.3**	**-67.6%**	**-2.8%**
Total revenue	**17 341**	**18 277**	**-5.1%**	**2.3%**

Notes:

a. *Premium income from life & health insurance includes individual and group life policies, plus all health insurance, i.e. all individual and group bodily injury policies.*

b. *2003 premium income represents the revised consolidated figure (see page 11)*

I FRANCE

In 2004, AGF posted premium income from its French insurance businesses of €9,745mn, up 1.2%. Highlights:

- **total savings inflows rose by 22.8% to €5,296mn and premium income from individual life insurance by 6.3% to €3,446mn.**
- **health and group insurance advanced 3.6% to €2,380mn.**
- **premium income from property & casualty insurance contracted 4.1% to €3,919mn, because AGF maintained its policy of preserving profitability in large risks, where premium income declined by 17%. Outside of these areas, SME business expanded and individual lines remained stable.**

Taking into account the reorganisation of the group's French businesses, premium income broke down as follows:

in € mn	2004	2003	% change
Insurance			
Individual life	3 446	3 242	+6.3%
Health and group	2 380	2 297	+3.6%
Property & casualty insurance, excl. group	3 919	4 086	-4.1%
Total	**9 745**	**9 625**	**+1.2%**
Total savings inflows[a]	**5 296**	**4 312**	**+22.8%**

Note:

a. *Total savings inflows consist of premium income from individual life insurance plus net inflows to financial products (mutual funds, "innovation" funds (FCPI), etc.).*

I.1 Individual Life and Financial Services [2]

Total savings inflows to the Life and Financial Services division in 2004 exceeded €5.2bn, representing a **22.8% advance** from 2003. These inflows broke down into:

- **€1,833mn from institutions (up 59%), excluding €1.4bn in funds not yet received from the French Pension Reserve Fund (FRR).** AGF Asset Management had an exceptional year in 2004, as **inflows to money-market instruments and alternative funds were vigorous.**
- **€3,463mn from individuals (up 9%), including:**
  - **€2,745mn (up 7%) through AGF's proprietary networks** (AGF FinanceConseil, General Agents, W Finance)
  - **€718mn (up 18%) from independent networks** (brokers, IFAs, Oddo, ASAC, etc.)

In addition, **growth in loans more than doubled** over 2003 levels to **€171mn**. Growth in these **very profitable products** contributed significantly to expansion in **Banque AGF's business, whose net banking income stood at €71mn, up 2.7%.**

Premium income from individual life insurance totalled €3,446mn, up 6.3% over 2003. Overall growth was in line with the division's ambitious goals for attracting new funds, in this crucial year in the reorganisation of the division and the sales networks. Sales of unit-linked products were particularly strong, accounting for 32% of total premium income in 2004.
In the **fourth quarter, premium income from life insurance was particularly brisk, rising 7.8%,** owing to very good performance in the general agents network (up 40.4% in Q4). **In December, the rise was even higher, at 19%.** The **sale of pension products, a priority for AGF, got off to a good start in 2004. More than 35,000 policies were sold.**

The reorganised and unified salaried network, AGF FinanceConseil, has finished its conversion to a simplified, responsive structure dedicated to business development. Illustrating this, **productivity per advisor increased by more than 10%.** As such, it offset the 7% decline in the number of salespeople. **Total savings inflows of the unified network grew by 4%.**

The breakdown of premium income by distribution channel was as follows:

in € mn	2004	2003[3]	% change
Individual life insurance	**3 446**	**3 242**	**+6.3%**
AGF FinanceConseil	1 968	1 934	+1.7%
General agents	635	584	+8.7%
Brokerage and partnerships [2]	742	642	+15.6%
W Finance and other	101	82	+23.6%

[2] Given the nature of its business, ASAC-FAPES contracts were reclassified in individual life.
[3] published figures

I.2 Health and group

Premium income broke down as follows:

in € mn	2004	2003	% change
Health & group	**2 380**	**2 297**	**+3.6%**
Individual health	510	459	+11.1%
Individual bodily injury	118	121	-2.8%
Individual health and bodily injury	**628**	**580**	**+8.2%**
Group health and bodily injury	746	659	+13.3%
Group pension and income protection	1 006	1058	-5.0%
Group insurance	**1 752**	**1 717**	**+2.0%**

I.2.1 Individual health and bodily injury:

Premium income from **individual health insurance firmed throughout the year, advancing 11.1% to €510mn. Portfolios were resilient**, and **rate increases**, which had been introduced in the second half of 2003, **were fully applied**. They are intended to improve the business' profitability against a background of system-wide increases in healthcare costs.

I.2.2 Group insurance:

Premium income from group insurance totalled **€1,752mn, up 2.0%. These measures reflected implementation of rate increases and coverage adjustments, in group health and income protection, as well as in borrower's insurance.**
Premium income from group health and income protection rose 13.3% to €746mn. In addition, the group pension and income protection business had recorded a large single premium in Q3 2003; consequently, its premium income declined by 5.0% in 2004. Restated for this basis effect, the business showed a satisfactory growth rate.

I.3 Property & casualty (excl. group insurance)

Premium income broke down as follows:

in € mn	2004	2003	% change
Property & casualty (excl. group)	**3 919**	**4 086**	**-4.1%**
General agents	2 245	2 250	-0.2%
Local and Global Brokerage	1 556	1 681	-7.5%
Assurances Fédérales	61	56	+8.0%
Partnerships	16	15	+2.6%
Legal protection	25	21	+17.5%
Other	17	61	-72.1%

Applying its strategy of selective business development, AGF posted relatively homogeneous trends during the four quarters of 2004:

- In **independent professional and SME** lines, **premium rates were substantially revalued** at the end of 2003 and underwriting was more selective, paving the way for profitable expansion,
- In **individual lines**, sales efforts targeted at certain customer segments and rate increases **enabled AGF to consolidate the level of premium income achieved in 2003,**

- In large risks, **the policy to maintain profitability led to a significant decline** in premium income (nearly 17%). As much of this business is ceded to reinsurers, the impact on net premiums was marginal.

As a result, **overall premium income from property & casualty insurance was down 4.1% at €3,919mn.**

I.3.1 General agents:

Premium income generated by **general agents** consolidated around the level achieved in 2003, at €2,245mn, down 0.2%. SME lines developed under the **impetus of rate increases** and **selective underwriting of new business. In individual risks, sales campaigns consolidated the consumer auto portfolios**, whose decline continued to be partially offset by high premium income from **comprehensive homeowner's insurance.**

I.3.2 Local and global brokerage:

Premium income generated by brokers contracted by 7.5% to €1,556mn. This decline came about solely because global brokerage allowed premium income to fall by nearly 17% in 2004 so as to maintain profitability in a market with **stiff pricing pressures.**

Local brokerage saw **growth of around 2%**, supported by **higher premium income from SME lines**, while **individual and high-risk lines held steady**. Growth in premium income from SME lines was supported by **new business** and by **rate increases** instituted during the year. **Fleets and affinity groups**, meanwhile, posted a decline in premium income following **efforts to restore certain affinity group portfolios to profitability**.

I.3.3 Assurances Fédérales:

The individual risks business at Assurances Fédérales continued to expand, posting premium income of **€61mn, up 8.0%.**

II INTERNATIONAL[4]

Outside France, **premium income stood at €4,633mn, up 4.0%**. Growth resulted primarily from **robust sales of life & health insurance in Europe, where premium income totalled €1,558mn, up 8%, confirming the AGF's potential for organic growth in these markets. The property & casualty business** continued to benefit from higher insurance rates, and **premium income there posted a 2.0% uptick to €2,795mn**.

II.1 EUROPE outside France:

In the rest of Europe, premium income totalled **€3,681mn, representing organic growth of 3.5%. Life & health insurance experienced robust growth in every country, rising 8.0% to €1,558mn, and was particularly strong in Belgium, where premium income surged 27.1% in Q4. Business growth in property & casualty insurance consolidated**, edging up 0.3% to **€2,123mn**.

[4] Figures indicated in the "International" section are shown on a comparable basis.

II.1.1 Belgium:

Premium income in Belgium **climbed 10.2% to €953mn, confirming the soundness of AGF's decision to refocus on the brokerage channel**, which offers good prospects for business development.

Premium income from **life & health insurance totalled €644mn, representing robust, 19.3% growth, in excess of the market average**. Supporting this performance was sales momentum in **Individual Life (ca. 21%)**, supported by **structured and capital accumulation products**, which have been well received since the start of 2004. The **group insurance business also continued to expand rapidly.**

Premium income from **property & casualty insurance declined by 4.9% to €309mn**, principally because the Group **lost a major large risks contract early in the year** and because of pricing pressures in this market. The individual risks business held stable. The portfolio of **auto policies developed well during 2004 and finished 2004 near the fine level achieved during the year**.

II.1.2 Netherlands:

Premium income in the Netherlands totalled **€1,486mn**, down 2.9% on a comparable basis.

Primarily because the **ex-Zwolsche health insurance portfolio** was sold, premium income from life & health insurance **stood at €526mn**, down 19.6% from the 2003 figures. Nevertheless, life insurance premium income in the Netherlands increased by 6% on a comparable basis. This increase derived from robust inflows to **unit-linked contracts, which represented 84% of the premiums in the country**.

Premium income from **property & casualty insurance declined 1.6% to €959mn**, resulting from a slowdown in the fire insurance business in the second half of the year. All other businesses posted growth in premium income.

II.1.3 Spain:

In Spain, **premium income continued to post strong growth in 2004**, rising **6.4% to €1,218mn** (AGF Group share).

Life & health insurance continued to grow steadily, adding 10.4% to €364mn. Underpinning this growth were a 9.5% rise in inflows to traditional life insurance (61% of premium income), strong momentum in group insurance and an exceptional premium received in the first half of the year.

Premium income from property & casualty insurance rose 4.8% to €855mn, owing to good results from SME lines and consumer property insurance, offsetting slower growth in auto insurance.

II.2 SOUTH AMERICA:

The Group's activities in **South America returned to growth, rising 8.0% on a comparable basis to €653mn**. In real terms, premium income declined by 7.6%. The difference arose primarily because

Chilean operations and the Brazilian life insurance business were sold, causing a negative impact of €84.4mn.

II.2.1 Brazil:

Premium income rose by 3.5% on a comparable basis to €292mn.

New business and rate increases sustained the health insurance business, **where premium income rose 1.6% to €71mn**.

Premium income from **property & casualty lines** was up 4.1% **at €221mn**. This **increase was driven by growth in the auto insurance portfolio, where premium income climbed by 12% and by agricultural lines, which offset the reduction in the number of fire insurance policies**.

II.2.2 Colombia:

In Colombia, premium income recovered in the last quarter of 2004 and totalled €209mn, up 2.3%.

Life & health consolidated the level of business achieved in 2003, totalling €78mn. **Group insurance saw a surge in premium income**, offsetting the decline in individual life.

Premium income from property & casualty insurance stood at €131mn, up 3.9%. Growth was strong in the fourth quarter of the year, underpinned by brisk sales of **car fleet policies (up 33.6%)** and by a large, new contract underwritten in December, which compensated the **expiration of certain large risks policies**.

II.2.3 Other South American countries:

In **Venezuela**, **premium income totalled €80mn, up 32.7%.** Firstly, **health insurance rates were increased by around 20%;** secondly, premium income from SME lines grew 75%, **buoying the total from property & casualty insurance to €61mn, a rise of 37.6%.**

In **Argentina**, **premium income advanced by a robust 19.7% to €45mn**. Premium income from **property & casualty insurance saw a very rapid rise of 25.3%.** Behind this strong performance was growth in the auto insurance arm and a significant SME contract signed in the first half of the year.

II.3 OTHER COUNTRIES:

Premium income from other countries **rose 3.5% to €324mn**.

Life & health insurance saw a substantial rise of 9.5% to €137mn, supported by expansion in sales in Africa and the Middle East.

Property & casualty lines consolidated the level of business achieved in 2003 at €187mn.

III ASSISTANCE

The AGF Group's share of Mondial Assurance's premium income from **assistance and travel insurance** stood at **€532mn, up a robust 10.1%** over the previous year.

Growth derived from the **recovery in tourism**, compared with 2003, which was a difficult year for the industry worldwide. As a result, the group experienced a **significant increase** in its **travel insurance** businesses in Europe, the Americas and in Australia. **Assistance continued to advance** as well, in particular in Europe, Brazil and especially in Australia, where premium income saw vigorous growth. Overall, Europe still contributes a major part of the group's worldwide growth, but the Americas, and Asia-Pacific are accounting for an increasing percentage.

IV CREDIT INSURANCE

Premium income from credit insurance generated by the subsidiaries of the Euler Hermes group grew 3.7% to a total of **€1,849mn, even while European economies advanced only modestly.** This growth derived from a high volume of new business and increased **loyalty among existing clients.** In the UK and the US premium income was affected by exceptional factors. **Economic development in new markets contributed positively** to the success of the Group's sales and marketing efforts.

Premium income by geographical region was as follows:

in millions of euros	**31.12.04**	**31.12.03**	**% chg. 04/03**	**% chg. proforma and at const. FX**
Germany	817.9	773.8	5.7	5.3%
France	372.4	360.5	3.3%	3.3%
Italy	205.6	197.9	3.9%	3.9%
United Kingdom	182.7	211.0	-13.4%	-13.4%
United States	130.5	131.6	-0.8%	6.9%
Belgium / Netherlands	112.7	102.3	10.2%	10.2%
Spain	11.1	4.5	146.7%	146.7%
Other countries	15.7	1.3	n.a.	34.1%
Total	**1 848.6**	**1 782.9**	**3.7%**	**3.4%**

Breakdown of premium income by country

in millions of euros	31.12.2004	31.12.2003	% chg. unadjusted	% chg. proforma and at const. FX
France	**9 745.1**	**9 625.1**	**1.2%**	**1.2%**
Life & health	*5 667.2*	*5 335.0*	*6.2%*	*6.2%*
Property & casualty	*4 077.9*	*4 290.1*	*-4.9%*	*-4.9%*
Belgium	**952.6**	**864.3**	**10.2%**	**10.2%**
Life & health	*643.8*	*539.7*	*19.3%*	*19.3%*
Property & casualty	*308.8*	*324.6*	*-4.9%*	*-4.9%*
Netherlands	**1 485.5**	**1 628.9**	**-8.8%**	**-2.9%**
Life & health	*526.2*	*654.2*	*-19.6%*	*-5.1%*
Property & casualty	*959.3*	*974.7*	*-1.6%*	*-1.6%*
Spain	**1 218.3**	**1 144.7**	**6.4%**	**6.4%**
Life & health	*363.5*	*329.4*	*10.4%*	*10.4%*
Property & casualty	*854.8*	*815.3*	*4.8%*	*4.8%*
Rest of Europe	**24.4**	**19.6**	**24.5%**	**24.5%**
Life & health	*24.4*	*18.5*	*31.9%*	*31.9%*
Property & casualty	*0.0*	*1.1*	*-100.0%*	*-100.0%*
TOTAL Europe excl. France	**3 680.8**	**3 657.5**	**0.6%**	**3.5%**
Life & health	*1 557.9*	*1 541.8*	*1.0%*	*8.0%*
Property & casualty	*2 122.9*	*2 115.7*	*0.3%*	*0.3%*
Argentina	**44.9**	**40.7**	**10.3%**	**19.7%**
Life & health	*0.1*	*1.9*	*-94.7%*	*-94.7%*
Property & casualty	*44.8*	*38.8*	*15.5%*	*25.3%*
Chile	**27.6**	**55.7**	**-50.4%**	**7.1%**
Life & health	*0.0*	*0.3*	*-100.0%*	*ns*
Property & casualty	*27.6*	*55.4*	*-50.2%*	*7.1%*
Brazil	**292.1**	**336.4**	**-13.2%**	**3.5%**
Life & health	*71.0*	*124.8*	*-43.1%*	*1.6%*
Property & casualty	*221.1*	*211.6*	*4.5%*	*4.1%*
Venezuela	**79.5**	**77.9**	**2.1%**	**32.7%**
Life & health	*19.0*	*20.7*	*-8.2%*	*19.3%*
Property & casualty	*60.5*	*57.2*	*5.8%*	*37.6%*
Colombia	**209.0**	**196.2**	**6.5%**	**2.3%**
Life & health	*78.2*	*79.6*	*-1.8%*	*-0.4%*
Property & casualty	*130.8*	*116.6*	*12.2%*	*3.9%*
TOTAL South America	**653.1**	**706.9**	**-7.6%**	**8.0%**
Life & health	*168.3*	*227.3*	*-26.0%*	*1.8%*
Property & casualty	*484.8*	*479.6*	*1.1%*	*10.3%*
Other countries	**299.4**	**289.8**	**3.3%**	**2.1%**
Life & health	*112.4*	*101.1*	*11.2%*	*5.7%*
Property & casualty	*187.0*	*188.7*	*-0.9%*	*0.1%*
Total excl. France	**4 633.3**	**4 654.2**	**-0.4%**	**4.0%**
Life & health	*1 838.6*	*1 870.2*	*-1.7%*	*7.3%*
Property & casualty	*2 794.7*	*2 784.0*	*0.4%*	*2.0%*
Total premium income	**14 378.4**	**14 279.3**	**0.7%**	**2.1%**
Life & health	*7 505.8*	*7 205.2*	*4.2%*	*6.5%*
Property & casualty	*6 872.6*	*7 074.1*	*-2.8%*	*-2.2%*
Assistance	**532.2**	**483.5**	**10.1%**	**10.3%**
Credit insurance	**1 848.6**	**1 782.9**	**3.7%**	**3.4%**
Total insurance revenue	**16 759.2**	**16 545.7**	**1.3%**	**2.5%**
Other businesses	31.8	33.4	**-4.8%**	**-4.8%**
Banking activities	550.4	1 698.3	**-67.6%**	**-2.8%**
Total revenue	**17 341.4**	**18 277.4**	**-5.1%**	**2.3%**

Conversion of 2003 premium income from published to proforma basis

in millions of euros		Insurance activities			Banking activities	Other businesses	TOTAL
		Premiums written	Other services	Premium income	Gross banking income	Revenues	
Premium income (unadjusted) for 2003	**A**	**16 194.2**	**349.0**	**16 543.2**	**1 698.3**	**33.4**	**18 274.9**
Adjustments to premium income (Hermes)	B		2.5	2.5			2.5
Premium income (revised) for 2003	**A+B**	**16 194.2**	**351.5**	**16 545.7**	**1 698.3**	**33.4**	**18 277.4**
Liquidation of Codinf as of 1/10/2004 (Euler SFAC France group)			(0.3)	(0.3)			(0.3)
Change in consolidation method at Hermes-Kredit Service SRO (Czech Rep.)			0.6	0.6			0.6
Consolidation of Acmar (Morocco) by Euler Hermes		2.2	0.1	2.3			2.3
Consolidation of Phoenix Credit Insurance SA (Greece) by Euler		5.8		5.8			5.8
Consolidation of Cescob by Hermes (Czech Rep.)		1.9		1.9			1.9
Acquisition of Allianz Insurance Egypt IG		7.3		7.3			7.3
Sale of AGF Chile Vida		(0.3)		(0.3)			(0.3)
Sale of AGF Az Chile Generales		(28.8)		(28.8)			(28.8)
Sale of AGF Brasil Seguros Vida portfolio		(16.2)		(16.2)			(16.2)
Sale of AGF Brasil Vida		(39.1)		(39.1)			(39.1)
Sale of Colseguros vida portfolio (EPS)		(6.7)		(6.7)			(6.7)
Sale of Zwolsche health portfolio		(98.3)		(98.3)			(98.3)
Sale of ZA Verzeringen (Netherlands)		(1.3)		(1.3)			(1.3)
Sale of Entenial					(1 072.1)		(1 072.1)
Sale of AGF Belgium Bank					(42.8)		(42.8)
Sale of Banco AGF SA					(16.6)		(16.6)
Total changes in scope of consolidation	**C**	**(173.5)**	**0.4**	**(173.1)**	**(1 131.5)**		**(1 304.6)**
Proforma premium income for 2003	**A+B+C**	**16 020.7**	**351.9**	**16 372.6**	**566.8**	**33.4**	**16 972.8**

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne 33 (0)1 44 86 37 64 patrick.lalanne@agf.fr
Jean-Yves Icole 33 (0)1 44 86 44 19 jean-yves.icole@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr
Anne-Sandrine Cimatti 33 (0)1 44 86 6745 cimatti@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.


AGF

Paris, 15 February 2005

PRESS RELEASE

AGF contributes €10mn to the European Carbon Fund, an investment fund specialised in CO_2 emissions-reducing projects

The Kyoto protocol comes into force on 16 February 2005, and AGF has decided to mark the occasion by contributing €10mn to the European Carbon Fund, launched by the Caisse des Dépôts in October 2004.

In so doing, AGF joins the Caisse des Dépôts and Fortis as investors in this fund, which targets an investor base of €100mn.

In line with its sustainable development strategy, AGF intends, by investing in the European Carbon Fund, to finance innovative projects that reduce greenhouse gas emissions. With this investment, AGF becomes a primary participant in combating global warming.

Financial management of this Luxembourg-law mutual fund has been delegated to IXIS Environnement & Infrastructures, which also manages the *Fonds d'Investissement pour l'Environnement et la Maîtrise de l'Energie* (FIDEME), an investment fund oriented towards environmental protection and energy conservation.

AGF and sustainable development

By joining the United Nations Global Compact in July 2002, AGF reaffirmed its commitment to sustainable development. Its principles now form an integral part of AGF's strategy. AGF's achievements are detailed in its annual report.

In the knowledge that the financial services industry is a driving force behind change, AGF is helping to finance innovation and economic development. Through preventive action vis-à-vis corporate or individual clients, its products, it human resources management and its internal environmental policies, AGF is strengthening its status as a good corporate citizen.

AGF's presence in the principal European indices stands as recognition of these initial accomplishments.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr
Jean-Yves Icole	33 (0)1 44 86 44 19 jean-yves.icole@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Anne-Sandrine Cimatti	33 (0)1 44 86 6745 cimatti@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or event s to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.


AGF

File No. 82-4517

Paris, 21 February 2005

PRESS RELEASE

• Operating targets surpassed
• Full year net income of around €1,100mn, up 45% from 2003

At the current stage of the closing, following the audit work performed by the statutory auditors and examination by the Audit Committee, as delegated by the Board of Directors, and pending approval by the Board of Directors on 14 mars 2005, AGF is able to make a preliminary announcement of the following elements:

in millions of euros	2004	H1 2004	2003
Underlying profit	1 497	668	1 070
Taxes	- 341	- 133	-56
Goodwill amortisation	- 87	- 38	-110
Exceptional items	34	35	-141
Net income	1 103	532	763

The AGF Group surpassed all of the operating targets it had set for 2004:

- In **Individual Life and Financial Services** in France:
  - **6.3%** growth in **premium income from individual life,**
  - **Unit-linked portion** of premium income rose to **32%,**
  - **The increase in the value of new business should exceed targets.**
- In **Property & Casualty**, the **consolidated combined ratio** for all activities was **95.5%. In France**[1] it stood at **98.8%, outside France**[2] **at 96.9%**, in **credit insurance at 76.1%** and in **assistance at 93.7%.**
- In **Health and Group** insurance in France, the combined ratio stood at **99.4%**[1] **in individual health** and at **98.5% in group income protection**[1].

Underwriting result excluding capital gains in the second half was consequently higher than it was in the first half.

[1] calculated on the basis of separate financial statements
[2] calculated on the basis of each subsidiary's financial statements

Capital gains on sales during 2004 totalled €632mn, approximately twice that of the first half (€310mn), representing less than 9% of the group's unrealised wealth[3] at 31.12.04.

Underlying profit for 2004 stood at €1,497mn vs. €668mn in H1 2004.

The effective tax rate was 23%, or slightly higher than the H1 2004 rate of 20%. International deferred tax assets not previously capitalised and booked in 2004 totalled €103mn, vs. €44mn in H1 2004.

Goodwill amortisation totalled €87mn, vs. €38mn in H1 2004; exceptional gains were the same as in H1 2004, i.e. €34mn.

As a result of these factors, the quality of 2004 net income was the same as that of the first half and totalled €1,103mn, or a little more than twice H1 2004 net income.

AGF investor contacts:		**AGF press contacts:**	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Jean-Yves Icole	33 (0)1 44 86 44 19 jean-yves.icole@agf.fr	Anne-Sandrine Cimatti	33 (0)1 44 86 6745 cimatti@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

[3] unrealised wealth = unrealised capital gains + unallocated profit-sharing reserve (PPE)